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12012778

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15855

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FBL Marketing Services, LLC

~~EquiTrust Marketing Services, LLC~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5400 University Avenue

(No. and Street)

West Des Moines, Iowa 50266

(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Danielle Kuhn (515) 225-5857

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP

(Name – *of individual, state last, first, middle name*)

801 Grand Avenue, Suite 3000, Des Moines, Iowa 50309

(Address) (City) (State) (Zip Code)

CHECK ONE:

X Certified Public Accountant
☐Public Accountant
☐Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (7-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1112-1316608

Oath or Affirmation

I, Danielle Kuhn, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of EquiTrust Marketing Services, LLC as of December 31, 2011, are true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Danielle Kuhn
Accounting Vice President

Notary Public

NOTARIAL SEAL IOWA
ANGELA D. CUSHING
COMMISSION NO. 144614
MY COMMISSION EXPIRES
4-10-2015

This report contains:

(X) (a) Facing page
(X) (b) Statement of Financial Condition
(X) (c) Statement of Operations
(X) (d) Statement of Cash Flows
(X) (e) Statement of Changes in Members' Equity
( ) (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
(X) (g) Computation of Net Capital
(X) (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
(X) (l) An Oath or Affirmation
( ) (m) A copy of the SIPC Supplemental Report *(under separate cover)*
( ) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
( ) (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by Rule 17a-5

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

EquiTrust Marketing Services, LLC
Years Ended December 31, 2011 and 2010
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

Financial Statements and Supplemental Information

EquiTrust Marketing Services, LLC
Years Ended December 31, 2011 and 2010
With Report of Independent Registered Public Accounting Firm

EquiTrust Marketing Services, LLC

Financial Statement and
Supplemental Information

Years Ended December 31, 2011 and 2010

Contents

Ernst & Young

Ernst & Young LLP
Suite 3000
801 Grand Avenue
Des Moines, IA 50309-2764

Tel: +1 515 243 2727
Fax: +1 515 362 7200

Report of Independent Registered Public Accounting Firm

The Members
EquiTrust Marketing Services, LLC

We have audited the accompanying statements of financial condition of EquiTrust Marketing Services, LLC (the Company) as of December 31, 2011 and 2010, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EquiTrust Marketing Services, LLC at December 31, 2011 and 2010, and the results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying supporting schedules is presented for purposes of additional analysis and are not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst & Young LLP

February 24, 2012

1112-1316608

EquiTrust Marketing Services, LLC

Statements of Financial Condition

	December 31 2011	December 31 2010
Assets		
Cash and cash equivalents, at fair value:		
Cash	**$ 1,161,833**	$ 310,035
Blackrock Liquidity Funds T-Fund (approximates cost)	**1,261,300**	2,061,160
	2,423,133	2,371,195
Accounts receivable	**270,351**	282,698
Due from Members	**3,541**	4,551
Due from Farm Bureau Life Insurance Company	**13,847**	15,143
Due from EquiTrust Life Insurance Company	**16,526**	24,044
Due from FBL Financial Group, Inc.	–	25,603
Deferred sales costs, less accumulated amortization of $236,298 in 2010	–	17,664
Other assets	**529,670**	521,057
Total assets	**$ 3,257,068**	$ 3,261,955
Liabilities and members' equity		
Due to FBL Financial Group, Inc.	**$ 674,334**	$ 794,419
Due to EquiTrust Investment Management Services, Inc.	–	1,240
Due to Members	**3,541**	4,551
Accounts payable and accrued expenses	**541,943**	619,678
Total liabilities	**1,219,818**	1,419,888
Members' equity:		
Series A member's equity	**1,960,139**	1,790,292
Series C member's equity	**77,111**	51,775
Total members' equity	**2,037,250**	1,842,067
Total liabilities and members' equity	**$ 3,257,068**	$ 3,261,955

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Operations

	Year Ended December 31	
	2011	**2010**
Revenues:		
Administrative service fees	**$ 9,275,237**	$ 9,164,298
Distribution fees	**184,432**	335,435
Shareholder servicing fees	**177,791**	311,413
Registered representative fees	**188,793**	261,793
Other	**7,184**	11,399
Total revenues	**9,833,437**	10,084,338
Expenses:		
Regulatory fees and expenses	**258,863**	269,523
Salaries and related expenses	**2,701,963**	2,649,455
VUL commission and bonus expenses	**3,069,055**	3,678,990
VA commission and bonus expenses	**2,403,308**	2,553,649
Other operating expenses	**3,021,609**	2,977,973
Total expenses	**11,454,798**	12,129,590
Net loss	**$(1,621,361)**	$(2,045,252)

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Change in Members' Equity

	Series A Member's Equity	Series C Member's Equity	Series D Member's Equity	Total Members' Equity
Balance at January 1, 2010	$ 1,361,019	$ 32,735	$ 50,009	$ 1,443,763
Capital contributions	2,400,000	93,565	–	2,493,565
Capital distributions	–	–	(50,009)	(50,009)
Net loss for 2010	(1,970,727)	(74,525)	–	(2,045,252)
Balance at December 31, 2010	1,790,292	51,775	–	1,842,067
Capital contributions	**1,800,000**	**16,544**	–	**1,816,544**
Net income (loss) for 2011	**(1,630,153)**	**8,792**	–	**(1,621,361)**
Balance at December 31, 2011	**$ 1,960,139**	**$ 77,111**	**$ –**	**$ 2,037,250**

See accompanying notes.

EquiTrust Marketing Services, LLC

Statements of Cash Flows

	Year Ended December 31	
	2011	**2010**
Operating activities		
Net loss	**$(1,621,361)**	$(2,045,252)
Adjustments to reconcile net loss to net cash used in operating activities:		
Amortization of deferred sales costs	**17,664**	56,961
Changes in operating assets and liabilities:		
Accounts receivable	**12,347**	(65,286)
Due from Farm Bureau Life Insurance Company	**1,296**	14,014
Due from EquiTrust Life Insurance Company	**7,518**	34,865
Other assets	**(8,613)**	(42,391)
Due to FBL Financial Group, Inc., net	**(94,482)**	715,592
Due to EquiTrust Investment Management Services, Inc.	**(1,240)**	(183)
Accounts payable and accrued expenses	**(77,735)**	212,928
Net cash used in operating activities	**(1,764,606)**	(1,118,752)
Financing activities		
Capital contributions	**1,816,544**	2,493,565
Capital distributions	**–**	(50,009)
Net cash provided by financing activities	**1,816,544**	2,443,556
Increase in cash and cash equivalents	**51,938**	1,324,804
Cash and cash equivalents at beginning of year	**2,371,195**	1,046,391
Cash and cash equivalents at end of year	**$ 2,423,133**	$ 2,371,195

See accompanying notes.

1. Significant Accounting Policies

Organization

EquiTrust Marketing Services, LLC (the Company) engages in the sale of retail mutual funds from a variety of mutual fund companies. Effective April 1, 2010, the Company also engages in sales of variable life and variable annuity products of an unrelated insurance company. The Company also engaged in the sale of shares of EquiTrust Series Fund, Inc. and EquiTrust Variable Insurance Series Fund, sponsored by Farm Bureau Life Insurance Company (Farm Bureau Life), which is an indirect wholly owned subsidiary of FBL Financial Group, Inc., until the merger of these funds with Federated Investors, Inc. on July 18, 2011.

The Company has one Series A member, FBL Financial Services, Inc., a wholly owned subsidiary of FBL Financial Group, Inc. and one Series C member, United Farm Family Life Insurance Company (the Members). Effective May 6, 2010, Missouri Farm Bureau Life Insurance Company's membership (Series D) in the Company was terminated.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the statements of cash flows, the Company considers all investments in mutual funds where the majority of the underlying investments are of a short-term nature (i.e., money market funds) to be cash equivalents.

Investments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). GAAP establishes a hierarchal disclosure framework for fair value that ranks the level of market price observability used in measuring financial instruments at fair value into three levels.

1. Significant Accounting Policies (continued)

- **Level 1** – Quoted prices in active markets for identical securities on the measurement date.
- **Level 2** – Pricing inputs, other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value is determined through the use of models or other valuation methods.
- **Level 3** – Pricing inputs are unobservable for the financial instrument and include situations where there is little, if any, market activity for the financial instrument. The inputs into the determination of fair value require significant management judgment or estimation.

All investments included in the statements of financial condition are in BlackRock Liquidity Funds T-Fund and stated at fair value. These investments are based upon daily quoted prices, and therefore are considered Level 1.

Recognition of Income

Administrative service fees and other operating expenses generally consist of commission revenue and expense related to the sale of mutual fund shares and variable products. Commissions are recognized on a trade-date basis, which is the date a trade is executed.

Distribution (12b-1) and shareholder servicing fees are recognized as such fees are earned.

Deferred Sales Costs

Prior to March 15, 2006, certain costs that are directly related to the sale of EquiTrust Series Fund Class B shares were deferred and amortized over the period during which the related revenues were recognized. The Company amortized $13,499 during the year ended December 31, 2011 and $56,961 during the year ended December 31, 2010. In addition, during 2011 the EquiTrust Series Fund Class B shares were converted to Class A shares in connection with a merger of the EquiTrust Series Fund with Federated Investors. As a result of this conversion, the Company will no longer receive charges related to these shares. Therefore, the remaining balance of $4,165 was written off at the time of the conversion.

1. Significant Accounting Policies (continued)

Reclassifications

Reclassifications have been made to the 2010 financial statements to conform to the 2011 presentation. These reclassifications had no impact on the Company's net income or members' equity.

2. Income Taxes

As a limited liability company, the Company has elected to be classified as a partnership for federal tax reporting purposes. Therefore, the Company will generally not be subject to federal or state income taxes.

3. Retirement and Compensation Plans

The Company participates with Farm Bureau Life and several other affiliates in various multiemployer defined-benefit plans covering substantially all employees. The benefits of these plans are based primarily on years of service and employees' compensation. The Company and affiliates have adopted a policy allocating the required contribution to the plans between themselves generally on a basis of time incurred by the respective employees for each employer. Pension expense aggregated $243,647 and $171,100 for the years ended December 31, 2011 and 2010.

The Company and affiliates allocate postretirement benefit expense in a manner consistent with pension expense discussed above. Postretirement benefit expense aggregated $5,417 and $2,984 for the years ended December 31, 2011 and 2010.

The Company and affiliates have two share-based payment arrangements under the FBL Financial Group, Inc. Class A Common Stock Compensation Plan and a Cash-Based Restricted Stock Unit Plan. Compensation expense is recognized for all share-based payments granted, modified, or settled. The non performance-related stock-based expense is recognized over the shorter of a five-year vesting schedule or the period ending when the employee becomes eligible for retirement using the straight-line method. The performance-related stock-based expense is recorded based on the number of shares expected to vest and is recognized over the required service period. The impact of forfeitures is estimated and compensation expense is recognized only for those stock-based instruments expected to vest. Expenses related to these plans were $124,787 and $58,182 for the years ended December 31, 2011 and 2010.

4. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined therein, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2011, the Company had defined net capital of $1,178,089, which was $1,096,768 in excess of its required net capital of $81,321. The Company's net capital ratio was 1.04 to 1. Various other regulatory agencies may impose additional capital requirements.

The Company is exempt from maintaining a special reserve bank account under Rule 15c3-3(k)(1).

5. Limited Liability Company Agreement

The Limited Liability Company Agreement approved by the Members outlines the capital structure of the Company, capital contributions to be made by the Members, allocations of revenues and expenses to the Members, and distributions to the Members.

Interests in the Company are divided into Series, with the interest of each Member constituting a separate Series. The Company is authorized to issue 100 Series. The holder of Series A interest, referred to as the Principal Member, is the only Member with voting rights for the Company. All other members are Associate Members.

Associate Members are allowed to conduct business relating only to the sale of variable life insurance, variable annuity, and mutual fund products, which have been approved by the Board of Managers for distribution through the Company.

A separate capital account has been established for each Member and will be established for each new Member admitted to the Company in the future. Each Member's capital account will contain that Member's initial capital contribution adjusted at the end of each calendar quarter for: (a) the amount of revenue received by the Company during the quarter as a result of that Member's operations; (b) the amount of additional capital contributions by that Member during the quarter; (c) all costs and expenses directly incurred by that Member and all costs and expenses allocated to that Member's Series during the quarter, including general overhead of the Company; and (d) the amount of all distributions made to the Member during the quarter.

5. Limited Liability Company Agreement (continued)

The amount of minimum required capital for each associate Member is currently $50,000. The Members may be called upon for additional capital contributions in certain situations, including the necessity to maintain minimum regulatory capital requirements.

Distributions may be made to the Principal Member at the discretion of the Board of Managers of the Company. Distributions may be made to an Associate Member within 30 days after the end of each calendar quarter, provided that such distribution would not cause that Member's capital balance to decline below the minimum required capital.

Associate Members may terminate their Series at any time, so long as the balance in their capital account is greater than zero. The Board of Managers may also terminate the Series of any Associate Member if that Member's capital account is less than the minimum required capital and the Associate Member has failed to honor a capital call for the shortfall.

At the May 6, 2010 EquiTrust Marketing Services, LLC Board of Managers meeting, the Board approved the termination of Missouri Farm Bureau as an Associate Member of the Company and distribution of its $50,000 capital contribution. The capital was officially returned to Missouri Farm Bureau on July 23, 2010. Missouri Farm Bureau registered representatives continue to engage in sales of the same outside retail mutual funds and variable life and annuities products of an unrelated insurance company offered by Series A Member registered representatives. The commission income and expense generated from Missouri Farm Bureau sales are recognized in the Series A Member's line of business.

6. Related-Party Transactions

Through April 30 of 2010, the Company's registered representatives sold variable universal life and variable annuity products under agreements with Farm Bureau Life and EquiTrust Life Insurance Company (EquiTrust Life), another affiliate prior to December 30, 2011 (see Note 7). These agreements provided that Farm Bureau Life and EquiTrust Life compensate the Company for all commissions paid to its registered representatives. The Company continues to collect renewal commission on variable universal life and variable annuity polices sold prior to April 30, 2010. In addition, Farm Bureau Life agrees to pay the Company a registered representative fee to cover the costs and expenses associated with facilitating variable product sales. The Company receives a monthly overwrite commission from Farm Bureau Life equal to 5% of variable product commissions and service fees paid to registered representatives and overwrites paid to

6. Related-Party Transactions (continued)

managers. During the year ended December 31, 2011, the Company received $4,211,839 (2010 – $5,909,526) under these agreements, of which $3,952,325 (2010 – $5,486,640) was paid directly to the registered representatives serving as the writing agents.

The Company shares certain office facilities and services with the Iowa Farm Bureau Federation, owner of the majority of voting stock of FBL Financial Group, Inc. at December 31, 2011, and its affiliated companies. These expenses are allocated to the Company on the basis of cost and time studies that are updated annually and consist primarily of salaries and related expenses, travel, and occupancy costs. Aggregate payments for such expenses were approximately $4,383,140 for the year ended December 31, 2011 and $3,390,599 for the year ended December 31, 2010.

The Company participates in a management agreement with FBL Financial Group, Inc. Under this agreement, FBL Financial Group, Inc. provides general business, administrative analysis, and management services to the Company. The Company incurred expenses under this contract totaling $18,716 for the year ended December 31, 2011 and $22,825 for the year ended December 31, 2010.

7. Subsequent Events

On December 30, 2011, EquiTrust Life Insurance Company was sold to Guggenheim Partners, LLC. In conjunction with this sale the Company's name was changed to FBL Marketing Services, LLC, effective January 1, 2012.

Supplemental Information

EquiTrust Marketing Services, LLC

Computation of Net Capital – Part IIA

December 31, 2011

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition			$ 2,037,250
2. Deduct ownership equity not allowable for Net Capital			–
3. Total ownership equity qualified for Net Capital			2,037,250
4. Add:			
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			–
B. Other deductions or allowable credits			–
5. Total capital and allowable subordinated liabilities			2,037,250
6. Deductions and/or charges:			
A. Total non allowable assets from Statement of Financial Condition (Notes B and C):			
1. Accounts receivable	$ 270,351		
2. Due from Members	3,541		
3 Due from Farm Bureau Life Insurance Company	13,847		
4. Due from EquiTrust Life Insurance Company	16,526		
5. Other assets	529,670	$ 833,935	
B. Secured demand note deficiency		–	
C. Commodity futures contracts and spot commodities – proprietary capital charges		–	
D. Other deductions and/or charges		–	(833,935)
7. Other additions and/or allowable credits			–
8. Net capital before haircuts on securities positions			1,203,315
9. Haircuts on securities [computed, where applicable, pursuant to 15c3-1(f)]:			
A. Contractual securities commitments		$ –	
B. Subordinated securities borrowings		–	
C. Trading and investment securities:			
1. Exempted securities		–	
2. Debt securities		–	
3. Options		–	
4. Other securities		25,226	
D. Undue concentration		–	
E. Other		–	(25,226)
10. Net Capital			$ 1,178,089

EquiTrust Marketing Services, LLC

Computation of Net Capital – Part IIA (continued)

Computation of Basic Net Capital Requirement
Part A

11. Minimum net capital required (6-2/3% of line 19)		$ 81,321
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)		5,000
13. Net capital requirement (greater of line 11 or 12)		81,321
14. Excess net capital (line 10 less 13)		1,096,768
15. Net capital less greater of 10% of line 19 or 120% of line 12		1,056,107

Computation of Aggregate Indebtedness

16. Total A.I. liabilities from Statement of Financial Condition		1,219,818
17. Add:		
A. Drafts for immediate credit	$ –	
B. Market value of securities borrowed for which no equivalent value is paid or credited	–	
C. Other unrecorded amounts	–	
19. Total aggregate indebtedness		1,219,818
20. Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)		103.54%
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		–

Notes:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregate indebtedness or 2% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners' securities that were included in nonallowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non allowable assets.

EquiTrust Marketing Services, LLC

Statement Relating to Certain Determinations Required Under Rule 15c3-3 – Part IIA

December 31, 2011

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

Exemptive Provision

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based (check one only):

A. (k)(1) – Limited business (mutual funds and/or variable annuities only)	X
B. (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained	
C. (k)(2)(ii) – All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm____________________.	
D. (k)(3) – Exempted by order of the Commission	

EquiTrust Marketing Services, LLC

Statement Pursuant to Rule 17a-5(d)(4)

December 31, 2011

There are no differences between the computation of net capital under Rule 15c3-1 included in this audited report and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing as of December 31, 2011.

Ernst & Young LLP

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